

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
915 Timber Ridge Court
Neptune, NJ 07753

> **Re:** **FACT Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Response letter dated October 27, 2006**
> **File No. 000-17232**

Dear Ms. Danforth:

We have reviewed your response letters and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. In response to comments 1, 2, 3, 5, 6 and 8, from our letter dated March 20, 2006, you explain that you are preparing revisions to your financial statements and the related disclosures. Under General Instruction B.1 to Form 8-K you are required to file a Form 8-K with the information specified in Item 4.02 within four business days after the occurrence of the event; it should be clear from those disclosures when you expect to file your restated financial statements. You should promptly file amendments to your 2004 and 2005 Forms 10-KSB, and all related reports on Forms 10-QSB for periods within these fiscal years and each of the subsequent interim periods to correct your accounting and disclosures, as

previously advised. We urge you to comply with your reporting obligations under Regulation 13A without further delay.

Note 2 – Acquisition of Food and Culinary Technologies Group Inc. (FACT), Intellectual Property and Issuance of Class C Common Stock, page F-13

2.   We note your response to prior comment 4 from our letter dated March 20, 2006, explaining that because the payments were part of the settlement agreement whereby you acquired the assets, you believe treatment of the amounts as intangible assets is appropriate. Based on your disclosures in Note 2, the settlement agreement entered into in August 2003 appears to be a separate agreement from the agreement to acquire certain intellectual properties, formulas and patent rights from FACT Group LLC in November 2001. The additional consideration pursuant to the settlement agreement does not appear to be included in the agreement to acquire the intangible assets, and therefore, does not appear to be part of the cost of the intangible assets. Unless you are able to demonstrate otherwise, it appears you would need to revise your financial statements and related disclosures to record the additional consideration agreed to in the settlement agreement consistent with the manner described in paragraph 8 of SFAS 5.

3.   We understand from your response to comment 3 of our letter dated September 19, 2005 that you amended the conversion provisions of your Class C shares on February 2, 2004. Tell us whether the change in conversion provisions was approved by your shareholders, and if so, when approval was obtained. If you believe your articles of incorporation, or state law does not require approval by shareholders for such a change in conversion provisions, submit the underlying documentation supporting your view.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations

4.   We note that during 2005 you divested all of you commercial real estate assets, and the leasing segment was discontinued. Under generally accepted accounting principles, divested operations which comprise a component of the enterprise must be reported as discontinued operations to comply with paragraphs 41 through 44 of SFAS 144.

Consolidated Statements of Cash Flows

5.   Within cash from investing activities you present a line item titled "Acquisition of shares in Capital Reserve Canada, Ltd." However, per review of the disclosure in Note 17, you received your shares in Capital Reserve Canada as partial consideration for your rights and interest in a convertible loan, which appears to be a non-cash transaction. Therefore, it appears you have not complied with the guidance in paragraph 32 of SFAS 95.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

        You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                Sincerely,

                                Karl Hiller
                                Branch Chief